NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the
'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock of General
Maritime Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on December 27, 2011, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. This decision was reached in view of the Company?s
November 17, 2011 announcement that it has elected to file for relief under Chapter 11 of the U.S. Bankruptcy
Code in the U.S Bankruptcy Court for the Southern
District of New York. NYSE Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the ultimate effect of this process on the Company?s common stockholders.
Additionally, the Company had previously been notified that it had fallen below the NYSE?s continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period.

1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.'

2. The Exchange, on November 17, 2011, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on November 17, 2011.

3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on November 17, 2011 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On November 17, 2011, the Company stated in its Form 8-K that it does not intend to contest the suspension or delisting.